April 17, 2007

Mr. Mark S. McAndrew
Chairman and Chief Executive Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: Torchmark Corporation
**   Form 10-K for the Year Ended December 31, 2006**
**   Filed March 1, 2007**
**   File No. 001-08052**

Dear Mr. McAndrew:

We have limited our review of the above filing to the issue we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies, page 46

Deferred Acquisition Costs and Value of Insurance Purchased, page 46

1. Please provide to us in disclosure type format an analysis that quantifies the specific "different assumptions" that are reasonably likely that could cause amortization to materially differ from what you have recorded. Also quantify the

impact that past revisions in assumptions have had on your operations for the periods presented.

Consolidated Financial Statements – December 31, 2006

Note 1 – Significant Accounting Policies, page 56

Recognition of Premium Revenue and Related Expenses, page 58

2. Please tell how recognizing revenues "over the premium-paying period of the policy" complies with the premium revenue recognition guidance as set forth under paragraphs 13 through 16 of SAFS 60. Provide a separate discussion for your life and health operations.

Note 6 – Liability for Unpaid Health Claims, page 71

3. Please explain to us in a disclosure-type format why the amounts incurred during each of the periods presented here do not agree to the amounts of health policy benefits indicated on your consolidated statements of operations.

Exhibit 12

4. Fixed charges should include interest credited to policyholders, and the ratio of earnings to fixed charges should include five years as required under Item 503 (d) of Regulation S-K. Please delete the computation that excludes interest credited to policyholders or alternatively, include it as a footnote or in another manner that makes clear to the reader that it is not the ratio required by Item 503(d) of Regulation S-K. Please provide us a revised Exhibit 12.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant